FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                          For the month of March, 2006

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     Form 20-F  X      Form 40-F
                              -----              -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                             Yes          No  X
                                -----       -----

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

                       Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                              Beijing, 100031 PRC




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This Form 6-K consists of:

The press release on amended proposal on reform of non-trading domestic Shares of Huaneng Power International, Inc. (the "Registrant"), made by the Registrant in English on March 15, 2006.




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                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                               HUANENG POWER INTERNATIONAL, INC.



                               By /s/ Huang Long
                                  --------------




                               Name:    Huang Long

                               Title:   Company Secretary



Date:    March 15, 2006

                               [GRAPHIC OMITTED]

To: Business Editor
[For Immediate Release]


                       HUANENG POWER INTERNATIONAL, INC.
                           Announces Amended Proposal
                  on Reform of its Non-trading Domestic Shares

(Beijing, China, March 15, 2006) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] announced today that the proposed non-trading domestic share reform program announced last week has been amended. Under such amended proposal, Huaneng Group and Huaneng International Power Development Corporation ("HIPDC") will offer 3 shares (as apposed to 2.8 shares that were originally offered) to each holder of publicly traded A shares for every ten (10) A shares held by such a holder whose name appears on the Company's A share register as of the close of business on the record date set for the purpose of implementing this reform. This amendment would increase the total number of shares offered by Huaneng Group and HIPDC in connection with this reform from 140,000,000 shares to 15,000,000 shares. Except for the above, all other terms and conditions of the originally announced share reform proposal will remain unchanged.

Huaneng Power International, Inc. develops, constructs, operates and manages power plants in China nationwide, with a total generation capacity of 23,153MW on an equity basis. The Company wholly owns sixteen operating power plants, and has controlling interests in ten operating power companies and minority interests in four operating power companies. Today, it is one of the largest independent power producers in China.

                                    ~ End ~

For enquiries, please contact:

Ms. Meng Jing/Ms. Zhao Lin           Mr. Edwin Ng/Ms. Sally Wong/Ms. Christy Lai
Huaneng Power International, Inc.    Rikes Communications Limited
Tel: (8610) 6649 1856 / 1866         Tel: (852) 2520 2201
Fax: (8610) 6649 1860                Fax:(852) 2520 2241
Email: ir@hpi.com.cn